SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

MedQuist Inc.
(Name of Subject Company (Issuer))
MedQuist Holdings Inc.
(formerly CBaySystems Holdings Limited)
(Name of Filing Person (Offeror))

Shares of Common Stock, no par value per share (Title of Class of Securities)	584949101 (CUSIP Number of Class of Securities)

Robert Aquilina
Chairman and Chief Executive Officer
MedQuist Holdings Inc.
9009 Carothers Parkway
Franklin, Tennessee 37067
(615) 261-1740
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

D. Rhett Brandon Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 212-455-2000	Colin Diamond Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8200

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)

$60,833,253.56	$7,230

*	Estimated solely for the purpose of calculating the filing fee. This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, relating to an exchange offer (the “Exchange Offer”) by MedQuist Holdings Inc., a Delaware corporation, to exchange shares of MedQuist Holdings Inc. common stock, par value $0.10 per share, for properly tendered and accepted shares of common stock, no par value, of MedQuist Inc., a New Jersey corporation. This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by calculating the product of $9.095, the average of the bid and asked price per share of the MedQuist Inc. common stock on The NASDAQ Global Market on January 31, 2011 times 6,688,648 shares of MedQuist Inc. common stock. The number of shares of MedQuist Inc. common stock represents the maximum number of shares of common stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$5,504 Form S-4 File No. 333-170003	Filing Party: Date Filed:	MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited) October 18, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (“Tender Offer Statement”) relating to the Exchange Offer by MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited), a corporation organized under the laws of Delaware, to exchange shares of MedQuist Holdings Inc. common stock, par value $0.10 per share, for properly tendered and accepted shares of MedQuist Inc. common stock, no par value, on the terms and subject to the conditions set forth in this document and in the prospectus dated February 3, 2011, as amended by the prospectus dated February 11, 2011 and incorporated by reference herein as Exhibit (a)(1)(A) (the “Prospectus”) and the letter of transmittal incorporated by reference herein as Exhibit (a)(1)(B) (the “Letter of Transmittal”).
     Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Prospectus.
     The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all items required in this Tender Offer Statement, as more particularly described below.

Item 11. Additional Information.
Item 11 is hereby amended and supplemented as follows:
     “On or about February 10, 2011, plaintiff Joseph F. Lawrence filed a purported shareholder class action complaint in the Superior Court of New Jersey, Burlington County (Chancery Division). In the complaint, the plaintiff purports to be a shareholder of MedQuist Inc. and seeks to represent a class of MedQuist Inc. minority shareholders in pursuit of claims against defendants, MedQuist Inc., MedQuist Holdings Inc. and MedQuist Inc. board members, Robert M. Aquilina, Frank Baker, Peter Berger, John F. Jastrem, Colin J. O’Brien, Warren E. Pinckert, Michael Seedman, and Andrew Vogel.
     Plaintiff alleges that the defendants breached certain fiduciary duties they owed to minority shareholders in connection with the structuring and disclosure of the exchange offer. Among other things, the plaintiff contends that (a) the exchange offer is procedurally and financially unfair, (b) the January 21, 2011 Schedule 14D-9 that MedQuist Inc. filed with the Securities and Exchange Commission and the February 3, 2011 Prospectus that MedQuist Holdings Inc. filed with the Securities and Exchange Commission are materially misleading and incomplete, and (c) the exchange offer was structured by the defendants in order to circumvent the provisions of the New Jersey Shareholder Protection Act. Plaintiff seeks, among other things, preliminary and permanent injunctive relief enjoining consummation of the exchange offer, unspecified damages, pre- and post-judgment interest and attorneys’ fees and costs.
     On February 15, 2011, the plaintiff filed an Order to Show Cause in the Superior Court of New Jersey, Burlington County (Chancery Division). In the Order to Show Cause plaintiff seeks expedited discovery and setting a briefing and hearing schedule for a preliminary injunction application that plaintiff intends to file. Plaintiff seeks to have its preliminary injunction application fully briefed and heard by the Court on or before March 2, 2011.
     MedQuist Holdings Inc. denies any liability and intends to vigorously defend itself in the action.”
Item 12. Exhibits
     Item 12 is hereby amended and supplemented as follows:

(a)(5)(D)	Schedule 14D-9, filed by MedQuist Inc. on February 16, 2011.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2011

MEDQUIST HOLDINGS INC.
By:	/s/ CLYDE SWOGER
Clyde Swoger
Chief Financial Officer

EXHIBIT INDEX

(a)(5)(D)	Schedule 14D-9, filed by MedQuist Inc. on February 16, 2011.